SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 May 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 07 05 2019
99.2	Holding(s) in Company dated 08 05 2019
99.3	Director/PDMR Shareholding dated 14 05 2019
99.4	Holding(s) in Company dated 16 05 2019
99.5	Director/PDMR Shareholding dated 23 05 2019
99.6	Director/PDMR Shareholding dated 23 05 2019
99.7	Director/PDMR Shareholding dated 23 05 2019

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligationiv
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.) See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		03 May 2019
6. Date on which issuer notified (DD/MM/YYYY):		06 May 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.82%	0.30%	6.12%	182,033,293
Position of previous notification (if applicable)	5.79%	0.31%	6.10%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057	10,598,965	5.82%

SUBTOTAL 8. A	10,598,965	5.82%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan	541,705	0.30%

SUBTOTAL 8. B 1	541,705	0.30%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.	5.00%	N/A	5.30%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information

* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	6 May 2019

Exhibit No: 99.2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.) See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		06 May 2019
6. Date on which issuer notified (DD/MM/YYYY):		07 May 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.82%	0.30%	6.12%	182,033,293
Position of previous notification (if applicable)	5.82%	0.30%	6.12%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057	10,593,639	5.82%

SUBTOTAL 8. A	10,593,639	5.82%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan	547,031	0.30%

SUBTOTAL 8. B 1	547,031	0.30%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.	Below 5%	N/A	5.30%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information

* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	7 May 2019

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 10 May 2019 the following shares were awarded under the Company's 2019-2021 Long Term Incentive Plan:

Name of PDMR	Number of shares granted
Keith Barr	34,693
Paul Edgecliffe-Johnson	25,509
Elie Maalouf	25,802
Claire Bennett	15,887
Jolyon Bulley	15,649
Yasmin Diamond	11,018
Nicolette Henfrey	9,905
Kenneth Macpherson	15,851
Ranjay Radhakrishnan	15,885
George Turner	16,053

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 34,693 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 25,509 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 25,802 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 15,887 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 15,649 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 11,018 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 9,905 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 15,851 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 15,885 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2019/2021 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 16,053 free shares; the number of shares calculated by reference to a price of GBP 49.53, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2021, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price - Aggregated total	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2019-05-10
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.4

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.) See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		14 May 2019
6. Date on which issuer notified (DD/MM/YYYY):		15 May 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.86%	0.31%	6.17%	182,033,293
Position of previous notification (if applicable)	5.82%	0.30%	6.12%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057	10,679,546	5.86%

SUBTOTAL 8. A	10,679,546	5.86%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan	565,624	0.31%

SUBTOTAL 8. B 1	565,624	0.31%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period xi	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.	5.02%	0.31%	5.33%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information

* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	15 May 2019

Exhibit No: 99.5

nterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Transfer of shares at nil consideration pursuant to the vesting of shares under an Annual Performance Plan award, dated 22 May 2017, following adjustments for tax and social security withholdings.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,315
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,315 Nil consideration Nil consideration
e)	Date of the transaction	2019-05-22
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.6

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.23	800
d)	Aggregated information - Aggregated volume - Price - Aggregated total	800 £50.23 £40,184.00
e)	Date of the transaction	2019-05-20
f)	Place of the transaction	XLON

Exhibit No: 99.7

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anthony Van Hoffen
2	Reason for the notification
a)	Position/status	PCA of Nicolette Henfrey, Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.23	800
d)	Aggregated information - Aggregated volume - Price - Aggregated total	800 £50.23 £40,184.00
e)	Date of the transaction	2019-05-20
f)	Place of the transaction	XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	24 05 2019